June 19, 2013

Via EDGAR

Ms. Tia L. Jenkins

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Jenkins:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated and delivered to Gold Resource Corporation (the “Company”) on June 6, 2013. The Company’s management is preparing for the Company’s annual shareholder meeting on June 20, 2013, and following our teleconference with the Staff on June 17, 2013, additional time is needed to finalize our responses to the comment letter. The Company proposes to submit its responses to the Commission no later than June 25, 2013.

We greatly appreciate your cooperation. Please feel free to contact me directly at (720) 459-3851 if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ Bradley J. Blacketor

Bradley J. Blacketor

Chief Financial Officer

Cc:	David Babiarz, Esq.
Wesley Stark
Sheri Pearce

2886 CARRIAGE MANOR POINT — COLORADO SPRINGS, CO 80906 — OFFICE: (303) 320-7708 — FAX: (303) 320-7835